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                             May 10, 2024

       Brandon Hetzel
       Chief Financial Officer
       Sunrise Realty Trust, Inc.
       525 Okeechobee Blvd Suite 1650
       West Palm Beach, FL 33401

                                                        Re: Sunrise Realty
Trust, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12B
                                                            Filed April 8, 2024
                                                            File No. 001-41971

       Dear Brandon Hetzel:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Amended Exhibit 99.1 to Information Statement on Form 10-12B filed April 8, 2024

       Notes to Unaudited Pro Forma, page 67

   1. Please quantify the adjustment to interest income related to each of adjustments [F] and
                                                        [G], as well as of how
each component of the adjustments was calculated.
       General

   2. We note your response to prior comment 12 and your statements about the investment management experience
of SUNS Manager's personnel. Please expand your disclosure to discuss any material
adverse business developments experienced by the personnel of
                                                        SUNS Manager or tell us
why such a discussion is not appropriate.
   3. We understand that the company intends to rely on Section 3(c)(5)(C) of the Investment
                                                        Company Act of 1940. As
you note in your response to prior comment 13, the
                                                        Commission analyzes
whether an issuer may rely on Section 3(c)(5)(C) of the Investment
                                                        Company Act of 1940 by
considering the proportion of such issuer   s assets that are
 Brandon Hetzel
FirstName  LastNameBrandon  Hetzel
Sunrise Realty Trust, Inc.
Comapany
May        NameSunrise Realty Trust, Inc.
     10, 2024
May 10,
Page 2 2024 Page 2
FirstName LastName
         invested, or that are proposed to be invested, in    qualifying
interests,       real estate-type
         interests,    and    miscellaneous investments    (generally referred
to as the 55%/45% test or
         the 55%/25%/20% test). See Companies Engaged in the Business of Acquiring Mortgages
         and Mortgage-Related Instruments, Investment Company Act Release No. 29778 (August
         31, 2011). Accordingly, please provide a detailed analysis consistent with this framework explaining how the company intends to treat each category of assets that it holds, or
         proposes to hold, as    qualifying interests,       real estate-type
interests,    or    miscellaneous
         investments.    Please provide comprehensive, detailed support for the
company   s position
         on a category-by-category basis, including citations to any relevant Commission statements, or other applicable precedent. Please, at a minimum, address the following categories of assets described in the information statement and your response real estate assets;
             senior mortgage loans;
             mezzanine loans;
             whole loans;
             B-notes;
             commercial mortgage backed securities; and debt-like preferred equity securities.
4. With respect to the two Tier 1 Mezzanine Loans that are held by the company and are described in your response to prior comment 13, please explain whether:
             Such loans were underwritten after the lender performed a hands-on analysis of the property being financed;
             the company has the right to readily cure defaults or purchase the mortgage loan in the event of a default;
             The measure of the collateral securing the Tier 1 mezzanine loan is the property being financed and any incidental assets related to the ownership of the property; and
             The company (as Tier 1 mezzanine lender) has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-
551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.
 Brandon Hetzel
Sunrise Realty Trust, Inc.
May 10, 2024
Page 3
                                          Sincerely,
FirstName LastNameBrandon Hetzel
                                          Division of Corporation Finance
Comapany NameSunrise Realty Trust, Inc.
                                          Office of Real Estate & Construction
May 10, 2024 Page 3
cc:       Jeeho M. Lee
FirstName LastName